Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (No. 333-251990) on Form F-1 of our report dated May 14, 2021, with respect to the consolidated financial statements of Fusion Fuel Green plc and subsidiaries.

/s/ KPMG

Dublin, Ireland

May 21, 2021